SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS RELEASES ITS SECOND QUARTER 2003 RESULTS
(Rio de Janeiro – August 14, 2003) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS
today released its consolidated results expressed in millions of reais according to Brazilian GAAP.

PETROBRAS reported consolidated net income of R$ 3,827 million in the second quarter of 2003 (2Q03). In 1H03, PETROBRAS reported consolidated net income of R$ 9,372 million, a 223% increase over 1H02. In 2Q03, consolidated net operating revenue was R$ 23,391 million, and the Company’s market value was R$ 58,950 million on June 30, 2003.

  Consolidated net income in 2Q03 was R$ 3,827 million, a function of the gross margin of 44%, which increased 4% over 2Q02. This result is essentially due to the pass-through to prices of sales of some oil by-products on the domestic market, international prices and devaluation of the real. In addition, the result was impacted by lower expenses as a function of a new accounting procedure adopted in 2003 regarding well abandonment, and by the R$ 2,634 million impact of the appreciation of the real in relation to the US dollar (14.3% in 2Q03). The currency appreciation was partially offset by higher domestic oil production expenses, which were affected by the increased expenses related to governmental participation in Brazil and with third-party participation in consortiums.

  Consolidated gross revenue in 2Q03 was R$ 32,471 million, while net operating revenue was R$ 23,391 million, reflecting international prices of petroleum by-products. In the same quarter of the previous year, gross revenue and net revenue were R$ 22,862 million and R$ 15,799 million, respectively.

  With the approval on May 13, 2003, by the CNDC – National Agency for Defense of Competition (an Argentine regulatory agency) of PETROBRAS’ acquisition of shareholder control of Petrobras Energia Participaciones S.A. - PEPSA (ex-PECOM) and of Petrolera Entre Lomas – PELSA (ex-Perez Companc), the assets, liabilities and results of these companies for the period December 2002 to May 2003 were included in PETROBRAS’ financial statements this quarter. Development of operating activities at PEPSA and PELSA contributed R$ 361 million to consolidated net income in 2Q03.

  In the first half of 2003 (1H03), PETROBRAS invested R$ 8,910 million, principally in its oil and natural gas production capacity. This was a 55% increase over investments made in the same period of 2002.

  PETROBRAS’ net debt on June 30, 2003, had increased 9% over March 31, 2003, in spite of the appreciation of the real. This increase reduced consolidated debt by R$ 3,249 million, principally as a function of additional debt raised by PETROBRAS in 2Q03 (US$ 750 million in May 2003), and inclusion of PEPSA’s net debt of R$ 5,803 million.

  PETROBRAS’ economic contribution to Brazil in 2Q03, measured by the generation of taxes, fees, social contributions and government participation, totaled R$ 11,738 million, a 27% growth over the same period in 2002.

  On June 30, 2003, the Company’s market value was R$ 58,950 million, representing 121% of the controlling company’s Shareholders’ Equity (R$ 48,440 million).

This document is divided in 5 sections:

PETROBRAS CONSOLIDATED	Contents	PETROBRAS	Contents
Financial Highlights	3	Financial Statements	29
Operating Highlights	5
Financial Statements	14
Appendices	22

PETROBRAS SYSTEM

Comments of the CEO, José Eduardo de Barros Dutra

In the first half of 2003, net income was R$ 9,732 million, a 223% increase over the same period of the previous year. A policy of realistic pricing in answer to the issues arising from the volatility of oil and oil by-products prices in the international market, was a fundamental factor in obtaining this result.

In the second quarter of 2003, results were once again robust, reaching R$ 3,827 million. This result reflected the erratic behavior of international markets and their effects on the Brazilian economy.

Besides being significant, the quarter’s results include important adjustments intended to expand and consolidate the consistency and transparency with which PETROBRAS presents its financial statements.

Against this background, this quarter’s numbers include for the first time the result of the acquisition of PEPSA (ex-Perez Companc), which was purchased at the end of last year, and the adjustment to the loss provision related to the energy business for reevaluation of equipment acquired previously and not utilized.

We made an important operational advance during the quarter when our average oil and natural gas production reached 2,146 thousand barrels per day. In addition, important discoveries that should positively impact the Company’s reserves were announced.

We invested more than R$ 8.4 billion in the first half, most of which was directed toward increasing our oil and natural gas production capacity. We continued reducing costs and increasing the share of oil produced in Brazil in the load processed in refineries, thus fulfilling the goals established in our strategic plan.

From the financial point of view, an important milestone was PETROBRAS’ return to the international capital markets. In the first half, the Company raised US$ 2.3 billion in corporate financing, and contracted an additional US$ 1 billion for project finance concerns. Together these resources assure fulfillment of our investment program. Our successful financing program indicates not only our consistent improvement in accessing capital markets, but also reinforces the confidence investors have shown in the Company and in its ability to generate results. There has likewise been an enormous improvement in international perception regarding “Brazil risk” and the success of the country’s prevailing economic policies.

I would also like to highlight PETROBRAS’ notable contribution through its policies regarding social responsibility, health, safety and the environment. In this half we contributed close to R$ 26 billion in taxes, fees and contributions to Brazil, an increase of approximately 45% over the same period of 2002. At the same time, we continue to successfully pursue our goals relating to reduction of fatalities, frequency of accidents and oil spills.

Finally, I would like to take this opportunity to reiterate my belief in PETROBRAS’ ability to overcome the challenges it faces. We will continue to contribute to the communities in which we operate, bringing progress and economic growth, respecting the environment and fulfilling our social obligations, without losing our focus on profitability and generation of shareholder value.

PETROBRAS SYSTEM	Financial Highlights

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies, reported consolidated net income of R$ 9,372 million in 1H03, with operating profit (1) increasing 153% over 1H02 operating profit.

R$ million
2nd Quarter					1st Half
1Q-2003	2003	2002	Δ %		2003	2002	Δ %
33,365	32,471	22,862	42	Gross Operating Revenue	65,836	40,640	62
24,500	23,391	15,799	48	Net Operating Revenue	47,891	27,038	77
8,491	6,614	4,403	50	Operating Profit (1)	15,103	5,979	153
703	1,535	(1,827)	(184)	Financial Result	2,238	(1,684)	233
5,545	3,827	2,035	88	Net Income for the Period	9,372	2,901	223
5.06	3.49	87	86	Net Income per Share	8.55	2.67	218
53,451	58,950	56,127	5	Market Value (Parent Company)	58,950	56,127	5

49	44	40	4	Gross Margin (%)	46	37	9
34	28	28	(0)	Operating Margin (%)	32	22	10
23	16	13	3	Net Margin (%)	20	11	9
9,409	8,039	5,557	45	EBITDA – R$ million	17,448	8,044	116

(1) Before revenues, financial expenses and shareholders’ equity.

The principal factors affecting consolidated net income in the first half of 2003 were:

  Gross margin in 1H03 increased 9% over 1H02, due basically to the pass-through of prices of some oil by-products in the domestic market during the fiscal year 2002, international prices and devaluation of the real. These items were partially offset by the increased costs of oil and oil by-product imports, which reflected international prices, and in the production costs of domestic oil, which were impacted by increased expenses with government participation in Brazil and participation in consortiums with third parties. These are established in line with international market prices and the exchange rate. Inclusion of the revenues and costs of PEPSA and Petrolera Entre Lomas in PETROBRAS’ 1H03 financial statements reduced the gross margin by 1%.

  In 1H03, the operating margin of 32% was higher than in 1H02 due principally to the gross margin. This increase was partially offset by the R$ 708 million loss provision in relation to financial exposure to contracts with thermoelectric generators. Another factor was recognition of the R$ 330 million adjustment to the market value of gas-driven (turbine) generators, which were originally to be used in thermoelectric projects, but are currently not planning to be used. PEPSA and Petrolera Entre Lomas impacted the consolidated operating margin with a 1% reduction.

  Net margin in 1H03 increased 9% over the same period of the prior year as a function of the gross margin and the reduction of net financial expenses with the appreciation of the real against the dollar in 1H03 (19% compared with the 23% devaluation in 1H02). This result was despite the provision in the half for financial exposure losses of R$ 708 million in contracts with thermoelectric generators. Another factor was recognition of the R$ 330 million adjustment to the market value of gas-driven (turbines) generators, which were originally to be used in thermoelectric projects and are currently not planning to be used. The other main impact was the exchange rate loss in the conversion of the foreign controlling companies’ Shareholder Equity in the amount of R$ 1,307, million because of the appreciation of the real. Inclusion of the accounting statements of PEPSA and Petrolera Entre Lomas did not affect the consolidated net margin in 1H03.

  The increase (2% in relation to 1H02) in domestic production of oil and natural gas, which caused an expansion in the share of domestic oil processed in refineries (81% in 1H03 and 79% in 1H02).

  Net positive financial result of R$ 2,238 million, essentially due to appreciation of the real in relation to the US dollar in the period (19%).

PETROBRAS SYSTEM	Operating Highlights

2nd Quarter					1st Half
1Q-2003	2003	2002	Δ %		2003	2002	Δ %

Exploration & Production - Thousands bpd

1,613	1,775	1,564	13	Oil and LNG production	1,695	1,545	10
1,573	1,512	1,531	(1)	Domestic	1,543	1,510	2
40	263	33	697	International	152	35	334
140	163	33	394	International - Pro Forma**	152	35	334
283	371	281	32	Natural Gas production *	327	281	16
249	242	260	(7)	Domestic	245	261	(6)
34	129	21	514	International	82	20	310
78	85	21	305	International - Pro Forma**	82	20	310

1,896	2,146	1,845	16	Total production	2,022	1,826	11

* Does not include liquified gas. Includes reinjected gas.
** Includes pro forma PEPSA and PELSA information in the 1Q03.

Average Sales Price - US$ per bbl / mcf

				Oil (US$/bbl)
29.67	25.21	23.19	9	Brazil	27.56	20.42	35
31.07	23.39	23.81	(2)	International	27.82	21.23	31
				Natural Gas (US$/mcf)
1.57	1.81	1.29	40	Brazil	1.69	1.38	22
1.72	1.03	1.37	(25)	International	1.67	1.33	26
Refining, Transport and Supply - Thousands bpd

321	269	360	(25)	Crude oil imports	295	321	(8)
111	127	161	(21)	Oil product imports	119	148	(20)
72	95	50	90	Import of gas, alcohol and others	84	65	29
225	203	287	(29)	Crude oil exports	214	224	(4)
226	231	269	(14)	Oil product exports	228	205	11

53	57	15	283	Net imports	56	105	(46)
1,693	1,720	1,658	4	Output of oil products	1,702	1,690	1
1,623	1,605	1,624	(1)	• Brazil	1,614	1,643	(2)
70	115	34	238	• International	88	47	87
87	90	34	165	• International - Pro - Forma **	88	47	87
2,047	2,085	2,022	3	Primary Processed Installed Capacity	2,085	2,022	3
1,956	1,956	1,931	1	• Brazil	1,956	1,931	1
91	129	91	42	• International	129	91	42
92	129	91	42	• International - Pro - Forma **	129	91	42
				Use of Installed Capacity
83	83	82	1	• Brazil	83	84	(1)
70	92	79	13	• International	71	68	3
69	72	79	(7)	• International - Pro - Forma **	71	68	3
80	82	77	5	Domestic crude as % of total feedstock processed	81	79	2

** Includes pro forma PEPSA and PELSA information in the 1Q03.

Cost - US$/barrel

				Lifting Costs:
				• Brazil
2.85	3.33	2.94	13	•• without government participation	3.08	3.16	(3)
8.45	8.05	6.98	15	•• with government participation	8.25	6.84	21
1.97	2.42	2.22	9	• International	2.35	2.21	6
2.50	2.21	2.22	(0)	• International - Pro - Forma **	2.35	2.21	6
				Refining cost
0.90	1.07	1.00	7	• Brazil	0.98	1.01	(3)
1.07	1.27	0.96	32	• International	1.20	0.99	21
1.23	1.16	0.96	21	International - Pro - Forma **	1.20	0.99	21
138	155	138	13	Overhead in US$ million (1)	293	307	(5)

(1) In order to make the "Corporate Overhead" indicator more meaningful in its management model, the Company reviewed its components, and recalculated for previous periods.
** Includes pro forma PEPSA and PELSA information in the 1Q03.

Sales Volume - Thousands bpd

1,480	1,478	1,592	(7)	Total Oil Products	1,480	1,593	(7)
29	27	32	(16)	Alcohol, Nitrogen and others	27	29	(7)
148	174	147	18	Natural Gas	161	144	12

1,657	1,679	1,771	(5)	Total domestic market	1,668	1,766	(6)
458	440	575	(23)	Exports	449	446	1
119	389	148	163	International Sales	250	175	43

577	829	723	15	Total international market	699	621	13

2,234	2,508	2,494	1	Total	2,367	2,387	(1)
231	278	148	88	Total Pro Forma International Market	250	175	43

** Includes pro forma PEPSA and PELSA information in the 1Q03.

Exploration and Production – Thousands bpd

Domestic oil and natural gas production in 2Q03 dropped 4% from production levels in 1Q03, largely due to production stops on platforms P-35 and P-19 (Marlim) in May and June 2003 to repair the flares.

International oil and gas production in 2Q03, including the production of Petrobras Energia Participaciones S.A. – PEPSA, and Petrolera Entre Lomas – PELSA in 1Q03 (pro forma), rose 14% in relation to the preceding quarter. This was due principally to normalization of production operations at PEPSA-Venezuela, which was impacted by the oil workers’ strike in Venezuela in 1Q03, and to increased production in Bolivia, a reflection of the contracted demand for gas in the period.

Domestic oil and natural gas production in 1H03 increased 2% over the same period of 2002, largely due to the start-up of six wells in the Marlim field, two wells in Espadarte (ESPF), and installation of the production system in the Marlim Sul field, which currently has ten producing wells. The start-up of FPSO Brasil in Roncador in December 2002, the Jubarte field in October 2002, and the Coral field in February 2003, also contributed to increased production in the half.

In 1H03, international oil and natural gas production increased 325% in relation to the same period of 2002, principally due to inclusion of production of Petrolera Santa Fe, Petrolera Entre Lomas and PEPSA in Argentina. Increased production in Bolivia, a reflection of the contracted gas demand in the period, also impacted the production number. Part of this increase was offset by the expected reduction in the “mature” fields in Angola, Colombia and the United States.

Refining, Transport and Supply – Thousands bpd

Higher profitability was achieved with the 2% year-over-year increase in domestic oil processed by the refineries in 1H03. This result is due to continuous improvement in refinery performance.

Petrobras recorded in 1H03 a commercial trade surplus in oil and oil products of 28 thousand barrels per day, equivalent to US$ 97 million.

Costs – US$/barrel

The lifting cost in Brazil, excluding government participation in 1H03, decreased 3% in relation to the same period of the prior year. This mainly reflected the translation effect of costs in local currency into dollars, a function of the devaluation of the real against the US dollar, the decreased usage of contracted exploratory drilling rigs, and the transport of oil in the Marlim, Albacora, Enchova, Linguado and Pampo fields. The increase of 17% in 2Q03 over 1Q03 is mainly due to higher expenses for technical services in drilling, restoration and well intervention, underseas operations, inspections, maintenance and increased rent costs for exploratory rigs, principally in the Marlim, Albacora, Garoupa, Carapeba, Cherne, Namorado, Corvina, Enchova, Marimbá and Pargo fields.

In 1H03, the lifting cost in Brazil, including government participation, increased 21% over 1H02 due to the new special participation rate at the Marlim Sul field, a function of the greater volume produced. The increase was also affected by inclusion of the Canto do Amaro and Roncador fields in the taxable range for special participation payment, and to the growth of reference prices for domestic oil. When compared to 1Q03, the lifting cost in Brazil, including government participation, dropped 5% because of the decrease in reference prices for domestic oil.

The international lifting cost in 1H03 increased 6% over the same period in 2002, a function of incorporating the costs of Petrolera Santa Fe, Petrolera Entre Lomas and PEPSA, in Argentina. This increase was partly offset by the decrease in maintenance expenses at the Arauca field, and to lower consumption of natural gas and diesel oil at the Upia field, both in Colombia.

Domestic unit refining costs in 1H03 decreased 3% in relation to the same period in the prior year, mainly reflecting the translation effect into dollars of costs in reais, a function of the devaluation of the real against the US dollar. Compared with 1Q03, the refining cost in Brazil in 2Q03 increased 19% due to greater acquisition of chemical products and catalyzers, third-party services, principally in technical services for specialized companies, and to the impacts from devaluation of the dollar, whose average variation exceeded 15% in the previous quarter.

In 1H03, international unit refining costs increased 21% over the same period of 2002, due basically to inclusion of PEPSA’s costs.

The 5% reduction in overhead expenses in 1H03, compared with the same period of the prior year, is due to the translation effect of costs in local currency into dollars, a function of the average devaluation of the real against the US dollar in this half in relation to the same period of the prior year, and to the lower personnel expenses due to extraordinary costs in 1H02, with an incentive to retired employees to move to the Company’s new pension plan. These items were offset by increased expenses for salaries and benefits connected with the most recent salary adjustment in effect since September 2002. Entry of new employees and appreciation of the real against the dollar caused overhead to increase by 12% in 2Q03 compared to 1Q03.

Sales volume – Thousands bpd

Reduced economic activity in Brazil and the consequent loss of the population’s purchasing power is being felt in the decreased market for oil by-products, mainly in sales of diesel oil, gasoline, QAV and fuel oil. Also in this half, the level of pure alcohol in “c” gasoline was increased (from 20% to 25%). Thus, 1H03 sales volumes dropped 6% in the domestic market in relation to the first half of 2002.

Consolidated Statement of Results by Business Area

Result by Segment Area R$ million (1)
2nd Quarter					1st Half
1Q-2003	2003	2002	Δ %		2003	2002	Δ %
						(3)
5,617	3,252	2,331	40	EXPLORATION & PRODUCTION	8,869	3,561	149
1,465	1,257	773	63	SUPPLY	2,722	1,112	145
(335)	(123)	(90)	37	GAS & ENERGY	(458)	(188)	144
97	86	99	(13)	DISTRIBUTION	183	134	37
185	397	21	1,790	INTERNATIONAL (2)	582	(42)	(1,486)
(377)	(1,418)	(720)	97	CORPORATE	(1,795)	(1,093)	64
(1,107)	376	(379)	(199)	ELIMINATIONS AND ADJUSTS	(731)	(583)	25
5,545	3,827	2,035	88	CONSOLIDATED NET INCOME	9,372	2,901	223

(1) Financial statements by business area and their respective comments are shown starting on page 18.

(2) In the International business area, the comparison between periods is influenced by foreign exchange rate variations, given that all operations are transacted overseas either in dollars or in the currency of the country in which each company is domiciled. There may be cases in which fluctuations in the real are significant and due almost exclusively to foreign exchange rate variations, principally during high periods of volatility.

(3) As of 4Q02, the International business area also includes the Argentine operations of Petrolera Santa Fe, acquired in October 2002. As of 2Q03, approval by the CNDC – National Agency for Defense of Competition (Argentine regulatory agency) of acquisition of 58.62% of the capital of Perez Companc (current Petrobras Energia Participaciones S.A. - PEPSA), and 39.67% of the capital of Petrolera Perez Companc S.A. (current Petrolera Entre Lomas) by Petrobras Participações S.L., a company indirectly controlled by PETROBRAS, the International area also includes the operations of these two new companies.

Results by Business Area

PETROBRAS operates on an integrated basis, with the majority of oil and gas production in the Exploration and Production area transferred to other sectors of PETROBRAS.

Highlighted below are the principal criteria used in determining the results of each business area:

a) Net operating revenue: considers all revenue from sales to external clients, plus sales between business areas benchmarked to internal transfer prices that are agreed upon between the areas.

b) Operating income is determined from net operating revenue, the cost of goods and services sold, which is calculated by each business area based on the internal transfer price, other operating costs for each segment, and operating expenses that are defined as the expenses effectively incurred in each area.

c) Assets: includes the assets identified as pertaining to each area.

E&P – In 1H03, the Exploration and Production area reported net income of R$ 8,869 million, 149% higher than the net income recorded in the same period of the previous year (R$ 3,561 million). This result was mainly due to the R$ 8,042 million increase in gross profit from the sale/transfer of oil, and it reflected price increases on the international market, foreign exchange rates, and the 2% growth in oil and NGL production.

In 2Q03, net income in the Exploration and Production area was R$ 3,252 million, 42% lower than net income in the previous quarter (R$ 5,617 million). This result was attributed to the R$ 4,312 million reduction in gross income from the sale/transfer of oil, which reflected the decreases in international oil prices and foreign exchange rates, as well as a 4% reduction in oil and NGL production.

SUPPLY – 1H03 net income from Supply was R$ 2,722 million, 145% higher than the net income reported for the same period of the previous year (R$ 1,112 million). This result was due to a R$2,449 million increase in gross income, arising from the increase in the average price of basic oil by-products in the domestic market. Higher oil by-product prices reflected the partial pass-through to prices, as of October 2002, of the higher international prices for oil by-products and the exchange rate devaluation, as well as a higher share of domestic oil in processed loads (81% in 1H03 and 79% in 1H02).

This result was partially offset by a 5% reduction in the total volume of oil products sold, principally gasoline, diesel, LPG and QAV.

In 2Q03, net income from Supply was R$ 1,257 million, 14% less than net income reported in the previous quarter (R$ 1,465 million). The result came mainly from the R$ 310 million reduction in gross income, due to the occurrence of higher-cost inventories than in the previous quarter, the decrease in the average price of oil by-products on the domestic market, reflecting the partial pass-through to some oil by-product prices of lower international by-product prices, the appreciation of the real against the dollar, and the 5% decrease in total volumes sold of oil by-products.

These effects were partially offset by the greater share of domestic oil in the load processed in 2Q03 compared with the preceding quarter (82% and 80%, respectively).

GAS AND ENERGY – In 1H03, the Gas and Energy sector reported a loss of R$ 458 million, 143% higher than the R$ 188 million loss reported in 1H02.

Although the energy businesses generated gross profit of R$82 million in 1H03, with the start-up of some thermoelectric operations in 4Q02 and Petrobras Energia Ltda in 1Q03, the overall result was negative, due principally to the following:

  An additional R$ 708 million provision for estimated financial exposure losses connected to the energy businesses. Of the total provision (R$ 1,432 million), R$ 784 million was taken in 1H03, R$ 372 million in 1Q03, and R$ 412 million in 2Q03;;

  Recognition of a provision for adjustment of market value relative to gas-powered turbines that were initially intended to be employed at thermoelectric plants but are currently without plans for use, and considering the current environment of the energy sector, reducing these assets and, consequently, R$ 330 million from the results of the Gas & Energy sector.;

Losses from the energy businesses were partially offset by net income of R$ 332 million in the Natural Gas business (net income was R$ 33 million in 1H02), considering the following:

  Increase in the average realization value of the exchange rate devaluation and the increase of fuel oil prices in international markets;

  The 12% increase in volumes sold, a result of continuous substitution to fuel oil (ceramics industries and thermoelectric plants) and increased automotive use;

  Financial revenues from the 19% appreciation of the real to the dollar on debt related to construction of the Bolivia-Brazil pipeline.

In 2Q03, the loss from the Energy and Gas segment was R$ 123 million, due mainly to recognition of the provision of loss in the amount of R$ 330 million to adjust the turbines according to market value. This absorbed net financial revenues of R$ 272 million caused by the 14% appreciation of real to the dollar on the net debt of the segment. This result was 63% lower than the R$ 335 million loss reported in the previous quarter, which was impacted by the R$ 708 million loss from energy businesses.

Gross income from natural gas sales dropped R$ 99 million in the 2Q03, considering the lower realization value in the period. This was mainly due to the effect of the real’s appreciation against the dollar on the transport parcel included in the price, and the increase from 35% to 39% of gas share imported from Bolivia in the mix of gas sold. The volume sold rose 18% due to continual substitution of fuel oil (ceramics industries and thermoelectric plants), and to increased automotive use.

DISTRIBUTION – In the 1H03, the Distribution area reported net income of R$ 183 million, 37% higher than the net income reported in the same period of the prior year (R$ 134 million). This result was caused by the R$ 181 million increase in gross income, which reflected the partial pass-through of oil by-product price increases in refineries despite the gross margin reductions in commercialization of 10.9% to 8.7%. Volumes sold suffered a 9% drop, and the Distribution area’s market share similarly fell (31.1% by June 2003, and 33.2% by June 2002).

This income was partially offset by the R$ 138 million increase in net financial expenses, mainly from debt charges in the corporate sector.

In 2Q03, the Distribution area reported net income of R$ 86 million, 11% less than net income in the prior quarter (R$ 97 million). This was mainly due to the decrease of R$ 64 million in gross income, reflecting the pass-through of refinery acquisition prices, with a decrease from 8.9% to 8.4% in the gross commercialization margin, and the R$50 million increase in net financial expenses due essentially to the changes on the Corporate segment’s debt. Volumes sold rose 0.7%, despite the fact that the market share loss in the Distribution area through June 2003 was less than market share position in March 2003 (31.1% and 33.2%, respectively).

These results were partially offset by the R$ 70 million reduction in operating expenses, due mainly to lower provisioning for bad debt.

INTERNATIONAL – In line with strategic planning, the operations of the International area are focused on the integration of businesses in Latin America, particularly in the Southern Cone (Argentina), where the acquisitions for shareholder control of Petrolera Santa Fe, Perez Companc (actual Petrobras Energia Participaciones), and Petrolera Perez Companc (actual Petrolera Entre Lomas) were recently made.

In 1H03, the International business area reported net income of R$ 582 million (equivalent to US$ 202 million), compared with a loss of R$42 million (equivalent to US$ 14 million) in the same period of the previous year. This result was mainly due to recognition of PEPSA’s results, with the following highlights:

  Increase of R$ 1,244 million in gross income, driven by higher international prices for oil and oil by-products;

  Appreciation of the Argentine peso against the US dollar in 1H03, which resulted in net financial income of R$ 761 million, mainly due to dollar-denominated debt. This was partially offset by a R$ 305 million conversion loss on corporate investments, principally those of PEPSA in other foreign companies. In 1H02 the opposite occurred, when devaluation of the Argentine peso against the dollar caused financial expenses to increase and resulted in a conversion gain on corporate investments in Argentina;

  There was a monetary correction to the Balance Sheet in Argentine companies as of December 2002, causing an expense of R$ 137 million in 1H03 and considering the verified deflation in the period.

Excluding the impact of consolidating PEPSA, the International business area reported net income of R$ 71 million in 1H03 (equivalent to US $24 million), due basically to the following:

  A R$ 309 million increase to gross income, reflecting higher international prices for oil and oil by-products, and devaluation of the real against the dollar;

  Appreciation of the Argentine peso against the US dollar in 1H03, which caused a R$ 193 million reduction in net financial expenses and conversion gains on corporate investments in Argentina. In 1H02 the opposite occurred, when devaluation of the Argentine peso against the dollar caused financial expenses to increase and a conversion loss on corporate investments in Argentina.

  In 2Q03, the International business area reported net income of R$ 397 million (equivalent to US$ 147 million). This result was 115% higher than the net income of R$ 185 million (equivalent to US$ 55 million) reported in the previous quarter, mainly because of consolidation of PEPSA’s results, which offset lower oil and oil by-product prices in the international market and appreciation of the real against the dollar in 2Q03.

Excluding the effect of PEPSA consolidation, a R$ 113 million loss was reported in 2Q03, due to the R$ 92 million reduction in gross income driven by lower oil and oil by-product prices on the international market and appreciation of the real against the dollar. There was also a R$ 38 million expense related to monetary correction at Argentine companies that considered deflation in the period. In the previous quarter the monetarily corrected revenues were R$ 16 million.

CORPORATE – The units that comprise PETROBRAS’ Corporate area reported a R$ 1,795 million loss in 1H03, 64% higher than in the same period of the prior year (R$ 1,093 million). This was mainly due to the R$ 1,002 million exchange rate loss on conversion on overseas corporate investments (in 1H02 there was a R$ 674 million gain). There was also a R$ 538 million increase in operating expenses, mainly attributable to personnel and reflecting the 7.4% salary adjustment retroactive to September 2002, and the health plan for retirees and pension holders.

These results were partially offset by net financial expenses of R$ 1,022 million, reflecting the 19% appreciation of the real against the dollar on corporate debt. In 1H02, net financial expenses were R$ 712 million, considering the 23% devaluation of the real against the dollar.

In 2Q03, the Corporate entities reported a loss of R$ 1,418 million, 276% higher than the R$ 377 million loss in the previous quarter, reflecting the effects of the 14% appreciation of the real against the dollar in 2Q03 on corporate debt, which resulted in exchange rate losses on overseas corporate investments in the amount of R$ 806 million (R$ 196 million in the previous quarter).

Consolidated Debt

	R$ million
	June 30, 2003	March 31, 2003	Δ %	Dec. 31, 2002
Short-term Debt (1)	11,269	9,664	17	9,611
Long-term Debt (1)	42,977	40,473	6	40,774
Total Debt	54,246	50,137	8	50,385

Net Debt (1)	37,924	34,926	9	38,510
Net Debt/(Net Debt + Equity Ratio) (1)	45%	45%	-	53%
Total Net Liabilities (1) (2)	117,583	111,285	6	103,174
Capital Structure
(Debt to Equity Ratio)	59%	61%	(1)	67%

(1)

Includes debt contracted by special purpose companies used by PETROBRAS to structure project finance transactions (R$ 10,650 million on June 30, 2003, R$ 10,977 million on March 31, 2003, and R$ 10,761 million on December 31, 2002), as well as advances for the project in consortium with Nova Marlim S.A. (R$ 1,620 million on June 30, 2003, R$ 1,706 million on March 31, 2003 and R$ 1,794 million on December 31, 2002), and debt contracted through leasing contracts (R$ 5,277 million on June 30, 2003, R$ 6,422 million on March 31, 2003 and R$ 7,028 million on December 31, 2002).

(2)	Total liabilities net of cash/cash equivalents.

PETROBRAS’ net debt on June 30, 2003, had increased 9% over March 31, 2003, mainly due to debt raised by PETROBRAS System in 2Q03 (US$ 750 million in May 2003), and inclusion of PEPSA’s net debt of R$ 5,803 million, offset by appreciation of the real against the dollar, which reduced consolidated debt by R$ 3,249 million (R$ 1,472 million refer to Project Finance and Leasing).

Inclusion of PEPSA’s net debt increased the indicator by two percentage points.

The Company has been taking steps to lengthen its debt maturity profile, engaging in long-term operations and simultaneously paying down short-term debt. The short-term debt of Petrobras increased by 17% on June 30, 2003, in relation to March 31, 2003, as a result of the incorporation of PEPSA’s own short term debt in the amount of R$1,633 million, and as a result of the maturity of the first installment of the export pre-payment in the amount of R$176 million. The debt-to-equity ratio was 60% on June 30, 2003, a 1% reduction from March 31, 2003.

Consolidated Capital Expenditures

In accordance with the objectives established in the strategic plan, PETROBRAS continues to prioritize capital expenditures towards developing oil and natural gas on its own and through joint ventures. In the first half of 2003, total investments were R$ 8,910 million (excluding investments through SPC’s on an off-balance sheet basis and totaling approximately US$ 491 million in 1H03), a year-over-year increase of 55%.

R$ millions
	1st Half
	2003	%	2002	%	Δ %
• Own Investments	7,743	87	4,943	86	57

Exploration & Production	4,315	48	2,828	49	53
Supply	1,813	20	768	13	136
Gas and Energy	208	2	602	10	(65)
Internacional	1,065	12	453	8	135
Distribution	160	2	175	3	(9)
Corporate	182	3	117	3	56
• Ventures under Negotiation	895	10	289	5	210

• Structured Projects	272	3	523	9	(48)

Exploration & Production	272	3	523	9	(48)
Albacora	-	-	118	2	-
Espadarte/Marimbá/Voador	29	-	212	4	(86)
Cabiúnas	31	-	28	-	11
Marlim / Nova Marlim Petróleo	178	3	120	2	48
Others	34	-	45	1	(24)

Total Investments	8,910*	100	5,755	100	55

* In addition to this amount, approximately US$491 million was invested through SPC's as mentioned above.

R$ millions
	1st Half
	2003	%	2002	%	Δ %
International	1,065	100	453	100	135

Exploration & Production	792	74	348	77	128
Supply	141	13	14	3	907
Gas and Energy	81	8	86	19	(6)
Distribution	17	2	2	-	750
Others	34	3	3	1	1,033

Total Investments	1,065	100	453	100	135

  In the first half of 2003, 65% of capital expenditures from the Company’s own resources in Brazil went towards exploration and production activities.

  In line with its objectives of increasing production, 65 joint venture contracts have been signed for investing in exploration and development of production in the areas in which PETROBRAS has already made commercial discoveries. Of this total, 21 blocks were returned to the National Petroleum Agency, of which there was a partial return of areas in 3 blocks, with a consequent delay of the period for exploratory drilling in the retained areas. Additionally, the BMS-3 Consortium was dissolved, leaving PETROBRAS with the entire share of that block. Currently there are 46 consortium contracts in effect, with forecasted investments of approximately US$ 4,977 million.

PETROBRAS SYSTEM	Financial Statements

Consolidated Income Statement

R$ million
2nd Quarter				1st Half
1Q-2003	2003	2002		2003	2002
33,365	32,471	22,862	Gross Operating Revenues	65,836	40,640
(8,865)	(9,080)	(7,063)	Sales Deductions	(17,945)	(13,602)

24,500	23,391	15,799	Net Operating Revenues	47,891	27,038
(12,480)	(13,172)	(9,498)	Cost of Goods Sold	(25,652)	(17,035)

12,020	10,219	6,301	Gross Profit	22,239	10,003
			Operating Expenses
(1,561)	(1,624)	(1,248)	Sales, General & Administrative	(3,185)	(2,315)
(227)	(409)	(286)	Cost of Prospecting, Drilling & Lifting	(636)	(518)
(140)	(126)	(81)	Research & Development	(266)	(169)
(235)	(238)	(268)	Taxes	(473)	(441)
(1,366)	(1,208)	(15)	Other	(2,574)	(581)
			Net Financial Expenses
774	(215)	1,002	Income	559	1,704
(640)	(948)	(551)	Expenses	(1,588)	(993)
(137)	(1,303)	907	Monetary & FX Correction - Assets	(1,440)	1,492
706	4,001	(3,185)	Monetary & FX Correction - Liabilities	4,707	(3,887)

703	1,535	(1,827)		2,238	(1,684)

(2,826)	(2,070)	(3,724)		(4,896)	(5,708)
(89)	(1,233)	594	Gains from Investments in Subsidiaries	(1,322)	554

9,105	6,916	3,170	Operating Profit	16,021	4,849
16	(153)		Balance Sheet Monetary Correction	(137)
(56)	(182)	(8)	Non-operating Income (Expenses)	(238)	(1)
(3,314)	(2,130)	(1,510)	Income Tax & Social Contribution	(5,444)	(2,225)
(206)	(624)	383	Minority Interest	(830)	278

5,545	3,827	2,035	Net Income	9,372	2,901

Balance Sheet - Consolidated

Assets	R$ million

	June 30,2003	March 31,2003

Current Assets	41,555	43,492

Cash and Cash Equivalents	16,322	15,211
Accounts Receivable	7,803	8,537
Inventories	11,274	13,984
Other	6,156	5,760
Non-current Assets	15,926	16,889

Petroleum & Alcohol Account	677	668
Ventures under Negotiation	1,931	1,159
Advances to Suppliers	1,047	1,287
Marketable Securities	959	1,495
Investments in Companies to be Privatizable	344	291
Deferred Taxes and Social Contribution	1,477	1,539
Advance for Pension Plan Migration	1,148	1,100
Other	8,343	9,350
Fixed Assets	61,151	48,716

Investments	2,973	814
Property, Plant & Equipment	57,414	47,075
Deferred	764	827

Total Assets	118,632	109,097

Liabilities	R$ million

	June 30,2003	March 31,2003

Current Liabilities	28,862	31,591

Short-term Debt	7,992	6,222
Suppliers	5,641	6,036
Taxes and Social Contribution Payable	7,305	9,658
Project Finance and Joint Ventures	1,620	1,706
Pension Fund Obligations	296	312
Dividends	1	1,727
Other	6,007	5,930
Long-term Liabilities	41,226	35,117

Long-term Debt	28,707	24,810
Pension Fund Obligations	502	474
Health Care Benefits	4,157	3,951
Deferred Taxes and Social Contribution	5,558	3,866
Other	2,302	2,016
Provision for Future Earnings	433	403
Minority Interest	1,449	(907)
Shareholders' Equity	46,662	42,894

Capital Stock	20,202	20,176
Reserves	17,088	17,173
Net Income	9,372	5,545

Total Liabilities	118,632	109,097

Cash Flow Statement – Consolidated

R$ million
2nd Quarter					1st Half
1Q-2003	2003	2002			2003	2002
5,545	3,827	2,035		Net Income (Loss)	9,372	2,901
1,675	1,797	2,209	(+)	Adjustments	3,472	3,068

918	1,427	1,153		Depreciation & Amortization	2,345	2,064
(25)	(8)	(675)		Petroleum & Alcohol Account	(33)	(651)
(13)	(4,200)	2,265		Charges on Financing and Connected Companies	(4,213)	2,592
206	624	106		Minority interest	830	(278)
89	1,232	41		Result of Participation in Material Investments	1,321	(554)
330	753	(6)		Foreign Exchange on Fixed Assets	1,083	(1,349)
92	364	391		Residual Value of Write-off on Fixed Assets	456	602
165	770	(72)		Deferred Income Tax and Social Contribution	935	354
(1,775)	2,227	(373)		Inventory Variation	452	(1,991)
(658)	2,032	309		Account Receivable variation on third party and Parent Co.	1,374	(2,634)
(379)	(782)	(147)		Supplier Variation	(1,161)	688
2,725	(3,420)	(783)		Variation of Other L.T. Assets and Liabilities	(695)	4,225
0	778	0		Effect on Cash from Incorporation of Controlled/Affiliated Co.	778	0
7,220	5,624	4,244	(=)	Net Cash Generated by Operating Activities	12,844	5,969
3,672	4,974	3,369	(-)	Cash used for Cap.Expend.	8,647	6,077

2,582	2,600	2,288		Investment in E&P	5,182	3,599
638	1,370	420		Investment in Refining & Transport	2,008	802
97	108	384		Investment in Gas and Energy	205	568
130	549	373		Project Finance	679	778
(17)	(14)	(22)		Dividends	(31)	(38)
242	362	(74)		Other investments	604	368

3,548	649	875	(=)	Free cash flow	4,197	(108)
212	(462)	3,749	(-)	Cash used in Financing Activities	(250)	4,709

3,336	1,111	(2,874)	(=)	Net cash generated in the period	4,447	(4,817)

11,875	15,211	15,034		Cash at the Beginning of Period	11,875	17,108
15,211	16,322	12,289		Cash at the End of Period	16,322	12,289

Value Added Statement – Consolidated

	Millions of Reais (R$)
	First Half
	2003	2002
Description
Gross Operating Revenue from Sales &/ Services	65,841	40,574
Raw Materials Used	(1,645)	(2,587)
Products for Resale	(8,576)	(6,078)
Materials, Energy, Services & Others	(10,587)	(4,589)

Value Added Generated	45,033	27,320

Depreciation & Amortization	(2,344)	(2,064)
Participation in Associated Companies	(1,322)	554
Financial Income	(880)	3,196
Balance Sheet Monetary Correction	(137)	-

Total Distributable Value Added	40,350	29,006

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	2,366	1,659
Participations

	2,366	1,659

Government Entities
Taxes, Fees and Contributions	22,024	15,033
Government Participation	5,162	2,630
Deferred Income Tax & Social Contribution	535	370

	27,721	18,033

Financial Institutions and Suppliers
Financial Expenses,Interest	1,645	1,082
Monetary & Foreign Exchange Correction - Liabilities	(4,708)	3,763
Rent & Freigt Expenses	3,124	1,846

	61	6,691
Shareholders
Dividends	-	-
Minority Interest	830	(278)
Net Income	9,372	2,901

Value added distributed	10,202	2,623

Consolidated Result by Business Area – June 30, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS
Net Operating Revenues	25,862	36,843	2,156	12,289	4,505	-	(33,764)	47,891

Intersegments	22,195	10,582	328	200	459	-	(33,764)	-
Third Parties	3,667	26,261	1,828	12,089	4,046	-	-	47,891
Cost of Goods Sold	(11,209)	(31,371)	(1,356)	(11,224)	(3,044)	-	32,552	(25,652)

Gross Profit	14,653	5,472	800	1,065	1,461	-	(1,212)	22,239
Operating Expenses	(1,247)	(1,709)	(1,463)	(660)	(535)	(1,640)	120	(7,134)
Sales, General & Administrative	(205)	(1,099)	(273)	(608)	(463)	(657)	120	(3,185)
Taxes	-	(43)	(8)	(75)	(22)	(325)	-	(473)
Prospection, Drilling and Lifting Costs	(582)	-	-	-	(54)	-	-	(636)
Research & Development	(132)	(53)	(18)	-	-	(63)	-	(266)
Others	(328)	(514)	(1,164)	23	4	(595)	-	(2,574)

Operating Profit	13,406	3,763	(663)	405	926	(1,640)	(1,092)	15,105
Interest Income (Expenses)	85	194	297	(121)	761	1,022	-	2,238
Gains from Investment in Subsidiaries	-	166	17	-	(499)	(1,006)	-	(1,322)
Balance Sheet Monetary Correction	-	-	-	-	(137)	-	-	(137)
Non-operating Income (Expense)	(19)	(54)	1	(3)	(173)	10	-	(238)

Income before Taxes
and Minority interests	13,472	4,069	(348)	281	878	(1,614)	(1,092)	15,646
Income Tax & Social Contribution	(4,603)	(1,293)	486	(97)	(117)	(181)	361	(5,444)
Minority interests	-	(54)	(596)	(1)	(179)	-	-	(830)

Net Income (Loss)	8,869	2,722	(458)	183	582	(1,795)	(731)	9,372

Consolidated Result by Business Area – June 30, 2002

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	14,214	21,424	1,065	8,139	1,475	-	(19,279)	27,038

Intersegments	11,976	6,775	217	154	157	-	(19,279)
Third Parties	2,238	14,649	848	7,985	1,318	-	-	27,038
Cost of Goods Sold	(7,603)	(18,401)	(942)	(7,255)	(1,258)	-	18,424	(17,035)

Gross Profit	6,611	3,023	123	884	217	-	(855)	10,003
Operating Expenses	(819)	(1,189)	(237)	(617)	5	(1,103)	(64)	(4,024)
Sales, General & Administrative	(101)	(982)	(65)	(577)	(128)	(462)	-	(2,315)
Taxes	-	(32)	(9)	(45)	(11)	(344)	-	(441)
Prospection, Drilling and Lifting Costs	(453)	-	-	-	(65)	-	-	(518)
Research & Development	(76)	(49)	(5)	-	-	(39)	-	(169)
Others	(189)	(126)	(158)	5	209	(258)	(64)	(581)

Operating Profit	5,792	1,834	(114)	267	222	(1,103)	(919)	5,979
Interest Income (Expenses)	(318)	(70)	(402)	17	(199)	(712)	-	(1,684)
Gains from Investment in Subsidiaries	-	(26)	9	-	(103)	674	-	554
Balance Sheet Monetary Correction	-	-	-	-	-	-	-	-
Non-operating Income (Expense)	(2)	(5)	(1)	2	13	(8)	-	(1)

Income before Taxes
and Minority interests	5,472	1,733	(508)	286	(67)	(1,149)	(919)	4,848
Income Tax & Social Contribution	(1,911)	(608)	(112)	(101)	26	145	336	(2,225)
Minority interests	-	(13)	432	(51)	(1)	(89)	-	278

Net Income (Loss)	3,561	1,112	(188)	134	(42)	(1,093)	(583)	2,901

Consolidated Other Operating Expenses/Revenues June 30,2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Provision Losses on Financial exposure - Thermoplants			(708)					(708)
Pension fund obligations and health care benefits				(20)		(398)		(418)
Institutional relations and cultural projects		(1)				(123)		(124)
Unscheduled Stoppages – Plant & Equipment	(156)	(112)						(268)
The Listing of P-34	(88)							(88)
Losses from legal proceedings	(11)	(75)				(85)		(171)
Result of hedge operations with oil & oil by-products		(71)						(71)
Rent revenues				23				23
Losses from alcohol inventory – prior years		(73)						(73)
Expenses for oil and oil by-product transport – prior years		(88)						(88)
Production costs – prior years	(33)							(33)
Adjustment to market value of turbines for thermoelectric plants			(330)					(330)
Other operating revenues (expenses)	(40)	(94)	(126)	20	4	11		(225)

	(328)	(514)	(1,164)	23	4	(595)		(2,574)

Consolidated Other Operating Expenses/Revenues June 30,2002

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Contractual contingencies with thermo plants			(125)					(125)
Actuarial expense with benefit plan - retirees				(16)		(192)		(208)
Non-scheduled outages of plants and equipment		(27)						(27)
Equipment awaiting scheduling	(121)							(121)
Partial reversion of exchange rate loss provision in prior year					193			193
Reversal of deferred tax credits referring to income tax and
Social contribution	(112)	(1)			(32)	13		(132)
Others	44	(98)	(33)	21	48	(79)	(64)	(161)

	(189)	(126)	(158)	5	209	(258)	(64)	(581)

Consolidated Assets by Business Segment - June 30,2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	35,158	28,628	10,828	5,619	22,353	32,064	(16,018)	118,632

CURRENT ASSETS	4,313	16,313	1,682	3,594	5,372	18,695	(8,414)	41,555

CASH AND CASH EQUIVALENTS	7	1,256	237	123	1,433	13,266	-	16,322
OTHERS	4,306	15,057	1,445	3,471	3,939	5,429	(8,414)	25,233
NON-CURRENT ASSETS	4,414	1,229	4,289	787	579	12,232	(7,604)	15,926

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	677		677
MARKETABLE SECURITIES	548	5	-	1	10	395		959
OTHERS	3,866	1,224	4,289	786	569	11,160	(7,604)	14,290
FIXED ASSETS	26,431	11,086	4,857	1,238	16,402	1,137	-	61,151

Consolidated Assets by Business Segment - Mar. 31,2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	32,839	29,182	12,784	5,966	12,112	24,193	(7,979)	109,097

CURRENT ASSETS	4,104	18,025	3,658	3,968	2,517	16,068	(4,848)	43,492

CASH AND CASH EQUIVALENTS	3	1,396	177	173	486	12,976	-	15,211
OTHERS	4,101	16,629	3,481	3,795	2,031	3,092	(4,848)	28,281
NON-CURRENT ASSETS	2,886	1,098	4,374	766	3,839	7,057	(3,131)	16,889

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	668	-	668
MARKETABLE SECURITIES	562	5	-	1	-	927	-	1,495
OTHERS	2,324	1,093	4,374	765	3,839	5,462	(3,131)	14,726
FIXED ASSETS	25,849	10,059	4,752	1,232	5,756	1,068	-	48,716

Consolidated Results - International Business Area - June 30,2003

	R$ Million INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNACIONAL AREA

ASSETS	13,159	3,147	563	3,922	7,563	(6,001)	22,353

Income Statement
Net Operating Revenues	2,105	2,665	947	617	44	(1,873)	4,505

Intersegments	1,123	1,102	-	107	-	(1,873)	459
Third Parties	982	1,563	947	510	44		4,046
Operating Revenues	864	110	-	133	(163)	(18)	926
Net Income (Loss)	219	38	(46)	222	175	(26)	582

Consolidated Results - International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL
INTERNACIONAL AREA

ASSETS as of 3.31.03	6,102	1,326	616	2,045	4,826	(2,803)	12,112

Income Statement (as of 6.30.02)
Net Operating Revenues	363	1,265	531	110	-	(794)	1,475

Intersegments	255	609	36	51	-	(794)	157
Third Parties	108	656	495	59	-	-	1,318
Operating Revenues	58	86	(108)	25	161	-	222
Net Income (Loss)	41	42	(69)	(143)	87	-	(42)

PETROBRAS SYSTEM	Appendices

1. Changes in the Petroleum and Alcohol Accounts

R$ million
	2nd Quarter			1st Half
1Q-2003	2003	2002		2003	2002
644	668	164	Initial Balance	644	187
-	-	-	PPE Adjustments	-	(14)
16	-	590	Reimbursement to Third Parties	16	580
-	-	84	Reimbursement to PETROBRAS	-	83
8	9	1	Intercompany Lending Charges	17	3

668	677	839	Final Balance	677	839

* INTER-MINISTERIAL WORKING GROUP

The Governmental Audit performed by the ANP/STN Integrated Commission will certify the accuracy of the debit balances in the Oil and Alcohol Accounts for the period from July 1, 1998, to December 31, 2001. Subsequently, cessation of the Oil and Alcohol Account between the Government and PETROBRAS will occur by June 30, 2004, as per Provisional Measure No. 123, dated June 26, 2003.

On July 3, 2003, the National Secretary of the Treasury issued Decree No. 348 dated June 27, 2003, concomitantly authorizing cancellation of 138,791 NTNs-H, given as the guarantee for payment of the amount due on the account which matured June 30, 2003, and the issue of 138,791 new NTNs-H dated June 30, 1998 in the amount of R$ 139 million. These securities, updated on June 30, 2003, are equivalent to R$ 168 million with the same characteristics of the previous securities, but with a maturity date of June 30, 2004.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES – 2Q03/1Q03 VARIATION
MAIN IMPACTS

R$ million

	Parent	Consolidated
Impact of exchange rate conversion on net operating revenues relative to
International business after elimination from consolidated results		(1,072)
Impact on consolidated results of inclusion of PECOM and Petrolera financial
results		2,382
Impact of price reduction from sales on the domestic market
	(1,399)	(1,399)
Impact of volumes sold in the domestic market	297	297
Impact of prices on export revenues	(1,413)	(1,413)
Impact of volumes sold on export revenues	(71)	(71)
Others		167

Total	(2,586)	(1,109)

CPV 2Q03/1Q03 VARIATION
MAIN IMPACTS

R$ million

	Parent	Consolidated
Impact of exchange rate conversion on the cost of goods relative to
international business, after elimination from consolidated results		(974)
Impact on consolidated results of inclusion of PECOM and Petrolera financial
results		1,447
Impact of exchange rate, international prices and oil production on
third-party participation in consortiums and project finance in PETROBRAS’ CPV	(781)	(781)
Impact of exchange rate, international prices and oil production on
governmental participation in PETROBRAS’ CPV	(75)	(75)
Impact of oil and oil by-product imports on the CPV (volume x price)	1,371	1,371
Impact of volumes sold (domestic market and exports) on the CPV	170	170
Others	(730)	(466)

Total	(45)	692

3. Consolidated Taxes and Charges

PETROBRAS’ economic contribution to the country’s wealth as measured by payment of taxes, fees and social charges totaled R$21,017 million, a 42% growth over 1H02.

R$ million
	2nd Quarter				1st Half
1Q-2003	2003	2002	Δ %		2003	2002	Δ %
				Economic Contribution - Country
4,056	3,980	2,946	35	Value Added Tax (ICMS)	8,036	5,421	48
1,721	1,704	1,936	(12)	CIDE (1)	3,425	4,077	(16)
2,725	2,644	1,913	38	PASEP/COFINS	5,369	3,565	51
3,256	2,048	1,366	50	Income tax & social contribution	5,304	2,377	123
409	49	176	(72)	Others	458	244	87
264	743	210	253	Economic Contribution - Foreign	1,007	249	304
(830)	(745)	(610)	22	Eliminations	(1,575)	(900)	75

11,601	10,423	7,937	31	Total	22,024	15,033	47

(1)	CIDE – INTERVENTION CONTRIBUTION OF THE ECONOMIC DOMAIN

4. Governmental Participation

Millions of Reais (R$)
	2nd Quarter				1st Half
1Q-2003	2003	2002	Δ %		2003	2002	Δ %
				Country
1,288	966	768	26	Royalties	2,254	1,361	66
1,573	1,059	715	48	Special Participation	2,632	1,206	118
17	33	25	32	Surface Rental Fees	50	54	(7)
29	197	6	3,183	Foreign	226	9	2,411

2,907	2,255	1,514	49	Total	5,162	2,630	96

Governmental participation in the country increased 88% in 1H03 over the same period of 2002, mainly due to increased oil and gas production, the change in the tax rate for the Marlim Sul field, inclusion of the Canto do Amaro and Roncador fields in the taxable range for payment of special participation, and an increase in the reference price for domestic petroleum based on international prices and the exchange rate.

5. Reconciliation of Consolidated Results and Shareholders’ Equity

	R$ million
	Shareholders’ Equity	Result
.According to PETROBRAS information as of June 30, 2003	48,440	8,813
.Profit in the sales of products in affiliated inventories	(215)	(215)
.Reversal of profits on inventory in previous years
.Capitalized interest	(340)	(75)
.Absorption of negative net worth in affiliated companies	(1,047)	739

.Other eliminations	(176)	(54)

.According to consolidated information as of June 30, 2003	46,662	9,372

* Pursuant to CVM Instruction 247/96 and OFICIO CIRCULAR/CVM/SNC/SEP/04/96, the losses on investments valued by the equity income method were considered to be of a non-recurring nature, in which the invested entities indicated no evidence of ceasing operations or need for financial support, and should therefore be limited to the maximum value of the parent company’s investment. Therefore, the losses from uncovered liabilities (negative shareholders’ equity) of controlled companies have not impacted PETROBRAS’ results and Shareholders’ Equity for 2Q03. The above items are for accounting purposes only, representing reconciled items between PETROBRAS’ financial statements and the Consolidated Financial Statements.

6. PETROBRAS’ Share and ADR Performance

Nominal Valuation
	2nd Quarter			1st Half
1Q-2003	2003	2002		2003	2002
-3.81%	9.47%	-13.54%	Petrobras ON	5.30%	0.97%
0.00%	9.70%	-15.41%	Petrobras PN	9.70%	-4.50%
1.41%	30.43%	-28.75%	ADR- Level III - ON	36.26%	-19.06%
2.69%	29.07%	-30.20%	ADR- Level III - PN	32.54%	-21.73%
0.05%	15.07%	-15.96%	IBOVESPA	15.12%	-17.96%
-4.19%	12.43%	-11.16%	DOW JONES	7.72%	-7.77%
0.42%	21.00%	-20.71%	NASDAQ	21.51%	-24.98%

The book value of one share of PETROBRAS on June 30, 2003 was R$ 44.18.

7. Acquisition of Shareholder Control in Petrobras Energia Participaciones S.A. – PEPSA (ex-Perez Companc S.A.) and Petrolera Entre Lomas (ex-Petrolera Perez Companc S.A.)

On October 17, 2002, PETROBRAS, through an indirectly controlled company, acquired control of 58.62% of the capital of Perez Companc S.A. (current Petrobras Energia Participaciones S.A. – PEPSA) and 39.67% of the capital of Petrolera Perez Companc S.A. (current Petrolera Entre Lomas S.A.), assuming management of these companies on that date.

In spite of PETROBRAS’ share acquisition and because of the possibility of contractual reversal of the operation, and as set forth in CVM instruction 247/96, the financial statements of PECOM were not consolidated until the purchase was approved by the Argentine regulatory entity.

On May 13, 2003, the National Agency for Defense of Competition, an entity of the Argentine Secretary of Competition, Deregulation and Consumer Defense, approved the acquisition of the companies’ shares.

After transaction approval by the CNDC and elimination of the contractual possibility of reversal of acquisition, the financial statements of PEPSA and Petrolera Entre Lomas were evaluated according to the shareholder equity method, with recognition of the results from October 2002 to May 2003, and also inclusion in PETROBRAS’ consolidated results. The financial statements of PEPSA and Petrolera Entre Lomas are being consolidated one month later.

Petrobras Energia Participaciones S.A. participates in partnerships involved in oil and gas exploration and production, refining, transport and commercialization, generation, transmission and distribution of electricity, petrochemicals, among others, with operations concentrated principally in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrolera Entre Lomas is involved in exploration and production activities in Argentina.

In order to facilitate comparison of PETROBRAS’ economic performance, the following pro forma financial results and explanatory notes present the consolidated operating results as if the PEPSA and Petrolera Entre Lomas acquisitions had occurred in the first quarter of 2003.

a. Balance Sheet – PETROBRAS – PECOM - Consolidated

Assets	Reported	Pro-Forma (*1)
	6.30.2003	3.31.2003

Current Assets	41,555	46,388

Cash/ Cash Equivalents	16,322	15,682
Accounts Receivables	7,803	9,416
Inventories	11,274	14,389
Others	6,156	6,901
Non-current Assets	15,926	13,557

Petroleum & Alcohol Accounts	677	668
Marketable Securities	959	998
Ventures under Negotiation	1,931	1,159
Advances to Suppliers	1,047	1,288
Invest. In Privatizable Companies	344	291
Deferred Taxes & Social Contribution	1,477	1,616
Advance for Pension Plan Migration	1,148	1,100
Others	8,343	6,437
Fixed Assets	61,151	62,012

Investments	2,973	3,315
Property, Plant & Equipment	57,414	57,870
Deferred	764	827

Total Assets	118,632	121,957

Liabilities	Reported	Pro-Forma (*1)
	6.30.2003	3.31.2003

Current Liabilities	28,862	34,512

Short-term Debt	7,992	7,980
Suppliers	5,641	6,592
Taxes and Social Contribution Payable	7,305	9,892
Project Finance and Joint Ventures	1,620	1,706
Pension Fund Obligations	296	312
Dividends and Interest on Own Capital	1	1,727
Others	6,007	6,303
Long-term Liabilities	41,226	42,667

Long-term Debt	28,707	30,720
Pension Fund Obligations	502	474
Taxes and Social Contribution	5,558	5,194
Provision for Health Plans	4,157	3,951
Others	2,302	2,328
Result of Future Years	433	403
Participation of Minority Shareholders	1,449	1,300

Shareholders’ Equity	46,662	43,075

Capital Stock	20,202	20,176
Reserves	17,088	17,181
Net Income	9,372	5,718

Total Liabilities	118,632	121,957

(*1) PETROBRAS consolidated financial statements considering the acquisition of Petrobrás Energia Participaciones S.A., and Perolera Entre Lomas, for the three-month period ended February 28, 2003.

b. Income Statement - PETROBRAS and PECOM - Consolidated

R$ million
	Pro-Forma		Reported
	Apr-Jun 2003 (*3)	Jan-Mar 2003 (*2)	Jan-Jun 2003
Gross Operating Revenues	31,274	34,562	65,836
Sales Deductions	(9,037)	(8,908)	(17,945)

Net Operating Revenues	22,237	25,654	47,891
Cost of Goods Sold	(12,558)	(13,094)	(25,652)

Gross Profit	9,679	12,560	22,239
Operating Expenses
Net Financial Expenses	602	1,636	2,238
Sales, General & Administrative	(1,474)	(1,711)	(3,185)
Cost of Prospecting, Drilling & Lifting	(395)	(241)	(636)
Research & Development	(126)	(140)	(266)
Taxes	(239)	(234)	(473)
Others	(1,205)	(1,369)	(2,574)
Gains from Investment in Subsidiaries	(286)	(1,036)	(1,322)

Operating Profit	6,556	9,465	16,021
Balance Sheet Monetary Correction	(192)	55	(137)
Non-operating Income (Expenses)	(93)	(145)	(238)
Income Tax & Social Contribution	(2,140)	(3,304)	(5,444)
Minority Interest	(477)	(353)	(830)

Net Income	3,654	5,718	9,372

*2) PETROBRAS consolidated financial statements considering the economic effects of acquisition of Petrobras Energia Participaciones S.A. and of Petrolera Entre Lomas S.A. for the three-month period ended February 28, 2003.

*3) Financial statements of PETROBRAS considering the economic effects of acquisition of Petrobras Energia Participaciones S.A. and Petrolera Entre Lomas for the three-month period ended May 31, 2003.

PETROBRAS SYSTEM	Financial Statements

Income Statement - Controlling Company

R$ million
	2nd Quarter			Jan-Jun
1Q-2003	2003	2002		2003	2002
28,616	25,691	19,228	Gross Operating Revenues	54,307	34,255
(7,682)	(7,343)	(6,136)	Sales Deductions	(15,025)	(11,788)

20,934	18,348	13,092	Net Operating Revenues	39,282	22,467
(10,222)	(10,267)	(7,612)	Cost of Goods Sold	(20,489)	(13,770)

10,712	8,081	5,480	Gross Profit	18,793	8,697
			Operating Expenses
(1,100)	(1,058)	(707)	Sales, General & Administrative	(2,158)	(1,418)
(208)	(375)	(225)	Cost of Prospecting, Drilling & Lifting	(583)	(453)
(140)	(126)	(81)	Research & Development	(266)	(169)
(160)	(165)	(217)	Taxes	(325)	(339)
(1,606)	(1,302)	(349)	Other	(2,908)	(1,026)
			Net Financial Expenses
848	(79)	912	Income	769	1,526
(463)	(492)	(225)	Expenses	(955)	(515)
(1,348)	(3,844)	2,856	Monetary & FX Correction - Assets	(5,192)	2,997
1,514	4,725	(4,049)	Monetary & FX Correction - Liabilities	6,239	(4,234)

551	310	(506)		861	(226)
495	(110)	799	Gains from Investments in Subsidiaries	385	793

8,544	5,255	4,194	Operating Profit	13,799	5,859
(28)	(17)	(3)	Non-operating Income (Expenses)	(45)	114
(2,987)	(1,954)	(1,213)	Income Tax & Social Contribution	(4,941)	(1,931)
-	-	-	Profit-sharing	-	-

5,529	3,284	2,978	Net Income	8,813	4,042

Balance Sheet – Controlling Company

Assets	R$ million
	Jun 30, 2003	Dec 31, 2002

Current Assets	30,118	31,976

Cash & Cash Equivalents	12,739	7,921
Accounts Receivable	5,037	8,429
Inventories	8,987	10,385
Others	3,355	5,241

Non-current Assets	33,454	34,520

Petrol. & Alcohol Accounts	677	644
Subsidiaries, Controlled and Associate Companies	24,128	27,010
Ventures under Negotiation	1,865	970
Advance to Suppliers	1,047	1,334
Advance to Migration – Petros Plan	1,148	1,023
Deferred Taxes & Social Contribution	651	528
Others	3,938	3,011

Fixed Assets	42,133	33,445

Investments	11,418	10,545
Property, Plant & Equipment	30,206	22,449
Deferred Taxes and Social Contribution	509	451

Total Assets	105,705	99,941

Assets	R$ million
	Jun 30, 2003	Dec 31, 2002

Current Liabilities	34,609	42,569

Short-term Debt	1,995	2,268
Suppliers	19,261	25,045
Taxes & Social Contribution Payable	6,443	6,411
Dividends	0	2,761
Project Finance & Joint Ventures	1,620	1,794
Pension Fund Obligations	261	229
Others	5,029	4,061

Long-term Liabilities	22,656	20,601

Long-term Debt	8,610	9,728
Subsidiaries & Controlled Companies	4,432	2,783
Pension Fund Obligations	471	483
Health Care Benefits	3,845	3,473
Deferred Taxes and Social Contribution	3,988	3,442
Others	1,310	692

Shareholders’ Equity	48,440	36,771

Capital Stock	20,202	16,631
Reserves	19,425	10,336
Net Income in the Period	8,813	9,804

Total Liabilities	105,705	99,941

Cash Flow Statement – Controlling Company

R$ million
2nd Quarter					1st Half
1Q-2003	2003	2002			2003	2002
5,529	3,284	2,978		Net Income (Loss)	8,813	4,042
1,345	(795)	4,061	(+)	Adjustments	550	2,109

586	712	832		Depreciation & Amortization	1,298	1,489
(25)	(8)	(675)		Petroleum & Alcohol Account	(33)	(651)
236	(3,014)	3,354		Supply of oil and oil product - Abroad	(2,778)	788
494	716	355		Charges on Financing and Connected Co.	1,210	434
(494)	109	(799)		Result of Participation in Material Investments	(385)	(793)
72	177	82		Residual Value of Write-off on Fixed Assets	249	229
104	363	257		Deferred Income Tax and Social Contribution	467	502
(1,618)	2,234	(1,166)		Inventory Variation	616	(1,616)
(232)	1,484	(3,603)		Account Receivable Variation on Third Party and Parent Co.	1,252	(4,447)
(1,231)	(1,770)	3,814		Supplier Variation	(3,001)	3,313
1,363	(2,603)	1,382		Variation in Taxes, Rates and Contributions	(1,240)	1,912
2,090	805	228		Variation of Other L.T. Assets and Liabilities	2,895	949
6,874	2,489	7,039	(=)	Net Cash Generated by Operating Activities	9,363	6,151
2,263	3,114	2,114	(-)	Cash used for Cap. Expend.	5,377	4,040

1,696	1,746	1,312		Investment in E&P	3,442	2,383
602	805	349		Investment in Refining & Transport	1,407	645
76	(30)	52		Investment in Gas and Energy	46	106
124	543	373		Structured Projects net of advance	667	778
(297)	(207)	(40)		Dividends	(504)	(40)
62	257	68		Others Investments	319	168

4,611	(625)	4,925	(=)	Free cash flow	3,986	2,111
758	(1,589)	5,480	(-)	Cash used in Financing Activities	(831)	8,228

3,853	964	(555)	(=)	Net cash generated in the period	4,817	(6,117)

7,921	11,720	9,544		Cash at the Beginning of Period	7,921	15,106
11,720	11,886	8,989		Cash at the End of Period	12,739	8,989

Value Added Statement – Controlling Company

	Millions of Reais (R$)
	1st Half
Description	2003	2002
Gross Operating Revenue from Sales &/ Services	54,319	34,339
Raw Materials Used	(3,894)	(2,586)
Products for Resale	(2,585)	(2,072)
Materials, Energy, Services & Others	(8,573)	(3,920)

Value Added Generated	39,267	25,761

Depreciation & Amortization	(1,298)	(1,489)
Subsidiaries	385	793
Financial Income	(230)	2,437

Total Distributable Value Added	38,124	27,502

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	1,712	1,221

Government Entities
Taxes, Fees and Contributions	20,358	13,869
Government Participation	4,936	2,621
Deferred Income Tax & Social Contribution	467	502

	25,761	16,992
Financial Institutions and Suppliers
Financial Expenses,Interest	955	515
Monetary & Foreign Exchange Correction - Liabilities	(2,046)	2,148
Rent & Freigt Expenses	2,929	2,584

	1,838	5,247

Shareholders
Dividends
Net Income	8,813	4,042

	9,696	8,774

http://www.petrobras.com.br/ri

For more information please contact:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.